FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities **("NI 51-101").**

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

2. The report on reserves data referred to in item 2 of section 2.1 of NI 51-101, to be executed by one or more qualified reserves evaluators or auditors independent of the reporting issuer, shall in all material respects be as follows:

Report on Reserves Data

To the board of directors of Derek Oil & Gas Corporation (the "Company"):

1. We have evaluated the Company's reserves data as at May 1, 2005. The reserves data consist of the following:

(a) (i) possible oil reserves estimated as at May 1, 2005 using forecast prices and costs; and

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to possible reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for May 1, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate
			Evaluated Total
Petrotech Engineering Ltd.	Evaluation of the LAK Ranch Field, Weston County, Wyoming, May 1, 2005	Wyoming, U.S.A.	$23,820,400 U.S.
Total			$23,820,400 U.S.

[1]This amount should be the amount disclosed by the reporting issuer in its statement of reserves data filed under item 1 of section 2.1 of NI 51-101, as its future net revenue (before deducting future income tax expenses) attributable to possible reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent (required by section 2 of Item 2.2 of Form 51-101F1).

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:



Petrotech Engineering Ltd., City of Burnaby, Province of British Columbia, Canada, Execution Date: July 29, 2005.